Exhibit (d)(2)

NONDISCLOSURE AGREEMENT

This Nondisclosure Agreement, is between VMware, Inc. (“VMware”) and Carbon Black, Inc. (the “Company”) for the purpose of exploring or carrying out a potential strategic business transaction (the “Transaction”). The parties agree as follows:

1.

Confidential Information. “Confidential Information” means non-public technical, business and other information and materials that may be disclosed or otherwise made available by one party (“Discloser”) (whether directly or indirectly by an affiliate) to the other party (“Recipient”), in any form, that, as a condition to Recipient being furnished such information, Recipient agrees to treat such information concerning Discloser or any of its subsidiaries, affiliates or divisions (whether prepared by Discloser, its advisors or otherwise) that is furnished to Recipient by or on behalf of Discloser in accordance with the provisions of this agreement and to take or abstain from certain other actions set forth herein.

2.	Responsibilities Regarding Confidential Information and agreement with Respect to Public Announcements. Recipient shall:

(a)	hold Discloser’s Confidential Information in confidence and not disclose such Confidential Information to any third party except its Representatives (as defined below);

(b)	not use Discloser’s Confidential Information for any purpose except in connection with a potential Transaction;

(c)

take reasonable precautions (at least equivalent to those Recipient takes with respect to its own similar information) to prevent unauthorized disclosure or use of Discloser’s Confidential Information;

(d)

not make any public announcement regarding this agreement or the Transaction without the prior written consent of the other party, except to the extent an announcement is required by law; provided that (1) such disclosure requirement does not arise from a breach of Section 6 of this agreement and (2) the party making the announcement shall consult with the other party prior to making an announcement; and

(e)	not disclose the fact that investigations, discussions or negotiations are taking place concerning a Transaction or any associated terms (“Transaction Information”).

3.

Representatives. Recipient may disclose Discloser’s Confidential Information to its own directors, officers, employees, consultants, affiliates, attorneys, accountants, investment bankers and other advisors who reasonably require it to carry out their function in connection with the Transaction and are subject to confidentiality obligations at least as protective as those set forth in this agreement (“Representatives”). Any act or omission of Recipient’s Representatives that, if taken by Recipient, would constitute a breach of this agreement will be deemed a breach of this agreement by Recipient.

4.	Exceptions and Clarifications.

(a)	Recipient’s obligations under this agreement will not apply to any Confidential Information to the extent it:

(i)	is now, or subsequently becomes, generally available to the public through no wrongful act or omission of Recipient or its Representatives;

(ii)

was, before receipt from Discloser, or becomes rightfully known to Recipient without confidentiality restrictions through disclosure from a source other than Discloser that does not owe a duty of confidentiality to Discloser with respect to such Confidential Information; or

(iii)	is independently developed by Recipient without using any Confidential Information of Discloser.

(b)

Recipient may disclose Discloser’s Confidential Information, and either party may disclose Transaction Information, to the extent required by law or regulation provided that such disclosure requirement does not arise from a breach of Section 6 of this agreement. Recipient shall give Discloser reasonable advance notice of any such required disclosure to the extent permissible by law and shall limit the scope of such disclosure to the minimum required by the law or regulation.

(c)

Discloser acknowledges that Recipient may assign personnel for any purpose or to independently develop, offer or otherwise deal in products or services competitive with those of Discloser so long as Recipient (or its personnel, including its Representatives) does not use Discloser’s Confidential Information or otherwise violate Recipient’s obligations under this agreement.

(d)

All Confidential Information disclosed under this agreement will remain the property of Discloser. No license or right under any intellectual property right is granted under this agreement or by any disclosure of Confidential Information except as expressly stated in this agreement.

(e)

Notwithstanding Section 2(b), either party may use Residuals (as defined below) for any purpose or in any manner; provided, however, that the right to use Residuals does not represent a license under any patent or copyright of Discloser. The term “Residuals” means any information retained in the unaided memories of a party’s Representatives who have had access to the other party’s Confidential Information. A Representative’s memory is unaided if the person no longer has access to the Confidential Information and has not intentionally memorized the Confidential Information for the purpose of retaining and subsequently using or disclosing it. Neither party has any obligation to limit or restrict the assignment of such persons or to pay royalties for any work resulting from the use of Residuals.

(f)

If Discloser discloses to Recipient any patents, patent applications or any other related Confidential Information, neither the disclosure of the patents, the patent applications, or any related Confidential Information in connection with Recipient’s due diligence analysis, nor any discussions relating thereto, is intended to be or may be used or introduced as evidence or proof in any action against Recipient or its affiliates of actual or constructive notice or knowledge of the patents or infringement of, or intent to infringe, the patents under any applicable patent laws, solely with respect to theories of willfulness, contributory infringement or inducement.

(g)

Each party hereby acknowledges that it and its Representatives are aware that the Confidential Information may contain material, non-public information about the other party and that the United States securities laws prohibit any persons who have such material, non-public information from purchasing or selling securities of the Disclosing Party on the basis of such information.

(h)

Unless otherwise agreed to by the Company in writing, (a) all communications regarding the Transaction, (b) requests for additional information, (c) requests for facility tours or management meetings and (d) discussions or questions regarding procedures, timing and terms of the Transaction, will be submitted or directed exclusively to either Patrick Morley, President and Chief Executive Officer, or Eric Pyenson, Senior Vice President and General Counsel, or any person designated by either of them in writing.

5.

Employee Non-solicit. VMware agrees that, for a period of 12 months from the Effective Date, no VMware Named Employee, will, directly or indirectly, solicit for employment or employ or cause to leave the employ of the Company or any of its subsidiaries any (a) executive officer of the Company (VP level or above) or (b) Company Named Employee, in each case without obtaining the prior written consent of the Company; provided that VMware and VMware Named Employees and their agents may engage in general solicitations for employees (whether through advertisements, the Internet, recruiting firms or other means) that are not specifically directed toward any of the Company Named Employees. The foregoing does not prevent VMware and VMware Named Employees and its agents from soliciting any person that is not one of the Company Named Employees, nor does it prevent VMware Named Employees and their agents from soliciting any of the Company Named Employees if the applicable Company Named Employee (i) is no longer employed by the Company or its affiliates, (ii) initiates discussions with VMware concerning possible employment or (iii) responds to a solicitation described in the preceding sentence. The “Company Named Employees” are employees who first came into contact with VMware as a part of VMware’s investigation of the possible Transaction. “VMware Named Employees” are those VMware employees who have come into contact with the Company Named Employees in connection with VMware’s investigation of the possible Transaction.

6.

Standstill. VMware hereby acknowledges and agrees that, unless otherwise agreed in writing by the Company and other than as requested by the Company in respect of the Transaction contemplated by this agreement, for a period of 12 months from the Effective Date (the “Standstill Period”), neither VMware nor any of its affiliates who are provided with Confidential Information or Transaction Information, or any of its Representatives acting on its behalf or at its direction, will, directly or indirectly: (a) propose (i) any merger, consolidation, business combination, tender or exchange offer, purchase of the Company’s assets or businesses, or similar transactions involving the Company or (ii) any recapitalization, restructuring, liquidation or other extraordinary transaction with respect to the Company; (b) (i) acquire beneficial ownership of any securities (or any agreement or instrument that gives a party the economic equivalent of ownership of an amount of such securities (a “Derivative”)) of the Company (collectively, a transaction specified in (a)(i), (a)(ii) and (b)(i) involving a majority of the Company’s outstanding capital stock or consolidated assets, is referred to as a “Business Combination”), (ii) propose or seek, whether alone or in concert with others, any “solicitation” (as such term is used in the rules of the Securities and Exchange Commission) of proxies or consents to vote any securities (including in Derivative form) of the Company, (iii) nominate any person as a director of the Company, or (iv) propose any matter to be voted upon by the stockholders of the Company; (c) form, join or in any way participate in a third party “group” (as such term is used in the rules of the Securities and Exchange Commission) (or discuss with any third party the potential formation of a group) with respect to any securities (including in Derivative form) of the Company or a Business Combination involving the Company; (d) request the Company (or any of its Representatives) to amend or waive any provision of this paragraph (including this sentence); or (e) take any action that would reasonably be expected to require the Company to make a public announcement regarding a potential Business Combination; provided, however, that none of the provisions of this paragraph 5 shall restrict, limit or prohibit (i) VMware from making a non-public proposal to the Company’s Board of Directors or any director or executive officer with respect to the Transaction at any time, (ii) VMware or its Representatives, or any benefit plan that is maintained for VMware or its Representatives’ employees, from acquiring up to an aggregate of 5% of the outstanding common stock of the Company solely for the purposes of passive investment, in each case, subject to paragraph 4(g), (iii) VMware from acquiring assets from the Company or its subsidiaries in the ordinary course of business, or (iv) VMware’s negotiations with the Company or any of the Company’s Representatives with respect to a possible transaction as contemplated by this agreement. If at any time during the Standstill Period (A) the Company publicly announces that its Board of Directors has approved, or that the Company has entered into a definitive agreement providing for the Company’s merger with or acquisition of more than 35% of its equity by, or sale of a majority of its consolidated assets to, a third party or group, or any recapitalization, restructuring, liquidation or other extraordinary transaction involving a majority of the Company’s outstanding capital stock or consolidated assets, or (B) a tender or exchange offer is commenced which if consummated would result in the offeror acquiring more than 35% of the voting power of the outstanding securities of the Company, then, in each case, the restrictions set forth in this paragraph 6 shall terminate (and the Standstill Period shall be deemed to have expired) and all other provisions of this agreement shall continue to be in full force and effect in accordance with the terms hereof.

7.

Term. This agreement governs disclosures made between the parties during the period beginning on the Effective Date and ending one year after the Effective Date or earlier, if either party notifies the other party in writing that it is terminating discussions with respect to the Transaction; provided that the rights and obligations in Sections 5 and 6 shall expire as set forth therein. This agreement will terminate three years after the date hereof, provided that the obligations hereunder with respect to any information that qualifies as a trade secret under applicable law (and which is identified as such by the Discloser) shall continue for the longer of three years or the period of time that such information continues to be a trade secret. Upon written request of Discloser, Recipient will destroy all Confidential Information of Discloser, except that (1) Recipient may keep one copy of the Confidential Information and related materials and computer records in the custody and control of its legal counsel solely for the purposes of ascertaining its obligations under and compliance with this Agreement, (2) Recipient and its Representatives need not purge any electronic backup systems, (3) Recipient may keep copies of its internally prepared presentations and reports to management regarding the Transaction, (4) Recipient and its Representatives may retain copies of the Evaluation Material and related materials and computer records in accordance with policies and procedures implemented solely in order to comply with applicable law, regulation and professional standards (including legal, fiduciary and contractual obligations), and furthermore Recipient’s Representatives that are accounting firms may disclose Evaluation Material to the extent required by law, rule, regulation or applicable professional standards of the American Institute of Certified Public Accountants, Public Company Accounting Oversight Board or state boards of accountancy or obligations thereunder (provided, that, to the extent permitted by law or regulation, notice of any such required disclosure will be provided to Discloser); and (5) if a legal proceeding has been instituted to seek disclosure of the Evaluation Material, such material will not be destroyed until the proceeding is settled or a final judgment with respect thereto has been rendered. For purposes of the foregoing: (1) “Evaluation Material” shall mean evaluations, notes or other materials regarding the proposed Transaction prepared by the Recipient or its Representatives based in whole or in part on Confidential Information and (2) subject to paragraphs 3 and 4 and the foregoing provisions of this paragraph 7, Recipient and its Representatives shall be bound by paragraph 2 of this agreement with respect to such material.

8.	Miscellaneous.

(a)

Each party agrees that unless and until a definitive transaction agreement between the parties has been executed and delivered, neither party will be under any legal obligation of any kind whatsoever with respect to transaction by virtue of this agreement except for the rights and obligations specifically agreed to herein. Each party reserves the right, in its sole discretion, to terminate discussions or negotiations at any time and for any reason or no reason.

(b)	This agreement:

(i)	constitutes the entire agreement of the parties concerning this subject matter;

(ii)

supersedes any prior or contemporaneous written or oral agreements, understandings or representations solely concerning this subject matter (and is not intended to supersede the parties’ existing commercial non-disclosure agreements and confidentiality and non-use obligations thereunder, the terms of which shall govern the specific purposes of those agreements), including without limitation, the Nondisclosure Agreement dated April 24, 2019;

(iii)	may not be modified except by mutual written agreement of the parties;

(iv)	is not made for the benefit of any third parties;

(v)

may be executed and delivered in counterparts, and delivery of an executed counterpart of a signature page may be made and delivered physically, electronically or digitally, including delivery through email or generally recognized e-signature technology such as DocuSign or Adobe Sign;

(vi)	is effective as of the last signature date set forth below (the “Effective Date”);

(vii)	may be imaged and stored electronically and introduced as evidence in any proceeding as if an original business record;

(viii)

is governed by the laws of the State of Delaware, excluding its conflict of law rules, and the parties hereby irrevocably and unconditionally consent to the exclusive jurisdiction of the Chancery Courts in the State of Delaware and the United States District Court for the District of the State of Delaware for any action, suit or proceeding arising out of or relating to this agreement, and agree not to commence any action, suit or proceeding related thereto except in such courts; and

(ix)	does not create any agency, partnership or business relationship between the parties and will not create any obligation on the part of either party with respect to a Transaction.

(c)

Neither party may assign this agreement or any of its rights or delegate any of its obligations under this agreement, including by operation of law, without the prior written consent of the other, and any such assignment or delegation will be void.

(d)	A party’s failure to enforce any provision of this agreement will not constitute a waiver.

(e)	In no event will either party be liable for punitive damages arising out of this agreement.

(f)

The parties agree that due to the unique nature of the Discloser’s Confidential Information, there may be no adequate remedy at law for any breach of its obligations hereunder, resulting in irreparable harm to the Discloser, and therefore, that upon any such breach or any threat thereof, the Discloser shall be entitled to seek appropriate equitable relief in addition to whatever remedies it might have available at law. The Recipient will notify the Discloser in writing promptly upon the occurrence of any such unauthorized release of Discloser’s Confidential Information or other breach of this Agreement by it or its Representatives of which it is aware.

(g)

Discloser warrants that it has the right to disclose Confidential Information. All Confidential Information is provided to Recipient “AS IS” with no express or implied warranty of any kind, including any implied warranty of merchantability, or fitness for a particular purpose.

(h)

Notices under this agreement must be sent in writing to the physical addresses below with a copy to the email address (which does not constitute notice) or to such other address as a party has notified the other in writing.

(i)

Both parties must comply with and obtain all authorizations required by U.S. or European Union export control laws and related regulations. No information regulated under the International Traffic in Arms (ITAR) may be exchanged under this agreement.

Signature page to follow

Company:	Carbon Black, Inc.	VMware, Inc.
Address:	1100 Winter Street, Waltham, MA 02451	3401 Hillview Avenue, Palo Alto, CA 94304
email:	epyenson@carbonblack.com	email: legalcorpdev@VMware.com

By:	/s/ Eric J. Pyenson	By:	/s/ Alex Wang
Name:	Eric J. Pyenson	Name:	Alex Wang
SVP, General Counsel
Title:	Carbon Black, Inc.	Title:	Vice President, Corporate Development
Date:	July 23, 2019	Date:	July 23, 2019